Thomas Golonka VPIC Chair	Kimberly Gleason VPIC Vice-Chair

State of Vermont

Vermont Pension Investment Commission

April 7, 2023

Dear Johnson & Johnson Shareholders,

We are writing to urge Johnson & Johnson shareholders (J&J) to VOTE FOR proposal 7 on the 2023 proxy ballot at the Company’s Annual Stockholders Meeting on April 27, 2023.

The Proposal asks the Company to stop excluding legal or compliance costs when adjusting metrics to calculate senior executive incentive compensation awards. The proposal allows the Board discretion to opt out of the policy when conditions warrant. The proposal states, “The Board shall have discretion to modify the application of this policy in specific circumstances for reasonable exceptions and in that case shall provide a statement of explanation.”

The Vermont Pension Investment Commission (VPIC) submitted the proposal with the support of the Investors for Opioid and Pharmaceutical Accountability (IOPA) in response to how the Company calculates metrics for determining senior executives’ compensation awards.

The IOPA, a coalition of 67 members representing treasurers, comptrollers, asset managers, faith-based, public and union funds with more than $4.2 trillion in assets under management and advisement, began taking note of J&J’s practice of excluding opioid-related legal costs in 2017. The IOPA has been tracking corporate actions to hold senior executives accountable for decision-making on how firms managed their impact on the opioid crisis.

The opioid crisis has led to 932,000 deaths since 1999.1 Seventy-five percent of the nearly 92,000 drug overdose deaths in 2000 involved an opioid.2

J&J manufactured the prescription opioids NUCYNTA and DURAGESIC through its pharmaceutical subsidiary, Janssen,3 and until 2016, the Company supplied approximately 60% of the raw opiate ingredients used in opioids like oxycodone and codeine through its former subsidiaries Noramco and Tasmanian Alkaloids.4

_____________________________

1 “Drug Overdose Deaths,” Centers for Disease Control and Prevention, available at: https://www.cdc.gov/drugoverdose/deaths/index.html

2 Ibid.

3 In 2020, Johnson & Johnson announced it would delist and stop selling all prescription pain medicines in the U.S.

4 https://www.washingtonpost.com/graphics/2020/business/opioid-crisis-johnson-and-johnson-tasmania-poppy

As J&J notes in its annual report, the Company has been named in close to 3,500 lawsuits related to the marketing of opioids, including DURAGESIC (Fentanyl), NUCYNTA, NUCYNTA ER and to the previously owned raw opioid suppliers, Tasmanian Alkaloids Pty, Ltd. and Noramco, Inc. The complaints allege false advertising, unfair competition, public nuisance, consumer fraud violations, deceptive acts and practices, false claims and unjust enrichment.5

J&J has paid out settlements in relation to some of these claims including $5 billion to be paid out in various amounts to states, counties and other parties.

Performance metrics should incentivize the right level of risk-taking.

Board decisions to factor out the impact of legal settlements related to opioids is a key indicator to investors of whether the company believes senior leadership should have skin in the game. We support compensation arrangements that incentivize senior executives to drive growth while safeguarding company operations and reputation over the long-term. For this reason, we take issue with the practice of adjusting out litigation expenses to insulate executives from the consequences of their decisions and the financial penalty born by investors.

The litigation expenses are significant and the impact of the Company excluding the expenses is unclear.

J&J booked $5.1 billion in litigation expense in 2020, $2.3 billion in 2021 and $0.9 billion in 2023.6 In February, the Third Circuit Court of Appeal denied the Company’s attempt to manage billions of dollars of legal claims from cancer survivors alleging talcum powder caused their illnesses.7 In 2021, J&J spun off about 40,000 talc cases into a subsidiary named LTL management that then filed for bankruptcy, a process known as the “Texas Two-Step.” The Court’s decision means J&J will have a much longer and potentially more costly road ahead to resolve talc litigation.

_____________________________

5 Johnson & Johnson, “Annual report for year ending January 1, 2023,” available at https://www.sec.gov/ix?doc=/Archives/edgar/data/200406/000020040623000016/jnj-20230101.htm

6 Johnson & Johnson, “Annual report for year ending January 2, 2022,” available at: https://www.sec.gov/Archives/edgar/data/200406/000020040622000022/jnj-20220102.htm. Johnson & Johnson, “2023 Proxy Statement,” available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/200406/000020040623000023/jnj-20230313.htm#iff400f09331a48ef93883b88f0918483_277

7 “Talc ruling a blow to J&J and the “Texas two-step” bankruptcy jig,” Jamie Smyth, Financial Times, Feb. 5, 2023, available at: https://www.ft.com/content/e8eb2715-54cd-4dd0-8ca7-cc342ef49973.

The board’s response and recommendation and why we disagree

The board has asked that you vote against this proposal, citing certain recent changes and confidence in its overall approach. Below, we summarize the company’s points and explain why they are an insufficient response to the substance of this proposal.

J&J notes in the proxy statement that, “shareholders expressed an interest in continued transparency around oversight of legal and compliance risks and decision-making by the Compensation & Benefits Committee (CBC) on excluding large charges from executive compensation metrics.”8 The company has enhanced its disclosure, including by describing the criteria and process it uses to decide whether to include or exclude items. Further, the board notes that shareholders have access to reconciliations of GAAP and non-GAAP items in the company’s disclosures.

However, while disclosures have improved, they still do not provide a rationale as to why certain legal settlements have been excluded from performance metrics, nor is there detailed disclosure on which items have been excluded, why it chooses to exclude litigation costs in particular circumstances and the financial impact of those decisions on executive compensation payouts.

The board suggests that this proposal encroaches on discretion of Compensation & Benefits Committee. However, the proposal explicitly provides discretion to the board to opt out of the policy when conditions warrant. The proposal states, “The Board shall have discretion to modify the application of this policy in specific circumstances for reasonable exceptions and in that case shall provide a statement of explanation.” The Board is free to determine the circumstances for reasonable exceptions, which might include, for example, instances where the current executives were not in place when the liabilities were incurred.

The board suggests that the proposal presents practical challenges to company goal-setting because litigation is inherently unpredictable. With respect, litigation is not the only unpredictable factor in goal-setting, as we have seen in the past few years. Boards have had to contend with market-shifting changes from a global pandemic and rapid interest rate changes, to name just two unpredictable factors. Further, the time horizons for litigation allow for considerable advance planning before settlements are reached. In short, while the board may continue to manage some unpredictability, the alternative is to sacrifice accountability for predictability, which is the worse option.

Lastly, the board suggests that the proposal could further obligate the Company to disclose competitively harmful information, such as information on specific settlement amounts. As above, the proposal explicitly states that “The Board shall have discretion to modify the application of this policy in specific circumstances for reasonable exceptions and in that case shall provide a statement of explanation.” This could include clarification where the specific amount of an individual settlement (as opposed to the aggregate amount for exclusions which is currently disclosed) may not be disclosed, for example when the disclosure may harm other ongoing legal settlement discussions.

_____________________________

8 Johnson & Johnson, “2023 Proxy Statement,” available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/200406/000020040623000023/jnj-20230313.htm#iff400f09331a48ef93883b88f0918483_277.

Summary

J&J is structuring executive pay to align with shareholder interests on the front end but then adjusting the calculations on the back end to insulate executives from the market reality of legal and compliance costs.

We support compensation arrangements that incentivize senior executives to drive growth while safeguarding company operations and reputation over the long-term. For this reason, we take issue with the practice of adjusting out litigation expenses to insulate executives from the consequences of their decisions and the financial penalty born by investors.

We urge you to vote FOR proposal 7.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.